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UNI07004908ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

PROCESSED

Plantation	FL	33324
(City)	(State)	(Zip Code)

APR 0 9 2007

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMSON FINANCIAL

Gabriel Ricciardelli (954) 652-7703
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

100 Northeast Third Avenue, Suite 700	Fort Lauderdale	Florida	33301
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH, DC 185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)
0701-0795955

OATH OR AFFIRMATION

I, Gabriel Ricciardelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc.**, as of** December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

____

____

____

CAROLINE J. HANNAH
Notary Public - State of Florida
My Commission Expires Aug 30, 2007
Commmission # DD234742
Bonded By National Notary Assn.

[signature]
Signature

Chief Financial Officer
Title

Caroline Hannah
Notary Public

This report contains (check all applicable boxes):**

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

STATEMENT OF FINANCIAL CONDITION

TradeStation Securities, Inc.
As of December 31, 2006
With Report of Independent Registered Public Accounting Firm

0701-0795955

TradeStation Securities, Inc.

Statement of Financial Condition

As of December 31, 2006

Contents

0701-0795955

ERNST & YOUNG

Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, Florida 33301-1166

Phone: (954) 888-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
TradeStation Securities, Inc.

We have audited the accompanying statement of financial condition of TradeStation Securities Inc. (the Company) as of December 31, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

Fort Lauderdale, Florida
February 26, 2007

TradeStation Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 46,520,931
Cash segregated in compliance with federal regulations	417,501,417
Receivables from brokers, dealers, clearing organizations and clearing agents	34,866,825
Receivables from brokerage customers	77,021,893
Interest receivable	1,874,479
Deferred income tax assets	90,165
Property and equipment, net	988,971
Deposits with clearing organizations	20,180,361
Other assets	1,715,326
Total assets	$ 600,760,368
Liabilities and shareholder's equity	
Liabilities:	
Payables to brokers, dealers and clearing organizations	$ 4,444,956
Payables to brokerage customers	516,614,435
Accounts payable and accrued liabilities	2,751,534
Due to Group companies	4,464,983
Income taxes payable	12,401,621
Total liabilities	540,677,529
Shareholder's equity:	
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding	100
Additional paid-in capital	28,757,769
Retained earnings	31,324,970
Total shareholder's equity	60,082,839
Total liabilities and shareholder's equity	$ 600,760,368

See accompanying notes.

TradeStation Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), a Florida corporation formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company or Group). TradeStation Securities, an online securities broker-dealer and futures commission merchant, offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is a direct market access (DMA) electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with direct-access order execution. The trading platform currently offers streaming real-time equities, equity options, futures and forex market data, manual or automated direct-access execution of equities, options and futures trades, and manual execution of forex trades through a third-party platform.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base and commenced omnibus clearing of its standardized equity option trades through Broadcort, a division of Merrill Lynch. On March 29, 2005, following issuance of its membership in the Options Clearing Corporation (OCC), the Company commenced full self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the National Securities Clearing Corporation (and, for options, with the OCC); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp. The Company continues to clear institutional account trades through Bear, Stearns Securities Corp. on a fully-disclosed basis or provides order execution services on a DVP/RVP basis with the orders cleared and settled by the client's prime brokerage firm. Futures trades are cleared through R.J. O'Brien & Associates on a fully-disclosed basis, and for certain institutional futures

1. Description of Business (continued)

accounts, order execution services are provided on a "give-up" basis with the orders cleared and settled by the client's prime brokerage firm. Forex trades are cleared through Gain Capital Group, Inc. on a fully-disclosed basis (Bear, Stearns Securities Corp., R.J. O'Brien & Associates, and Gain Capital Group, Inc. are collectively referred to as "clearing agents" or "clearing agent firms").

The Company is a member and subject to the rules and requirements of the NASD, New York Stock Exchange, Securities Investor Protection Corporation, National Futures Association, the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), OCC, American Stock Exchange, NYSE ARCA, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, International Securities Exchange, and Philadelphia Stock Exchange. The Company's business is also subject to rules and requirements of the Securities and Exchange Commission, Commodity Futures Trading Commission and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

The Company is headquartered in Plantation, Florida and has branch offices in Chicago, Illinois and Richardson, Texas.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of these financial statements:

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents – The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). Based upon the year-end calculation of cash segregated in compliance with federal regulations (see below), the cash and cash equivalents balance may increase or decrease on the second business day subsequent to year-end. On January 3, 2007, cash and cash equivalents increased by $7.6 million as a result of a transfer from cash segregated in compliance with federal regulations. (See *Cash Segregated In Compliance With Federal Regulations* below, and Note 13 – Commitments and Contingencies – *Restricted Cash.*)

Cash Segregated In Compliance With Federal Regulations – Cash segregated in compliance with federal regulations, consisting primarily of interest-bearing cash deposits of $417.5 million as of December 31, 2006, have been segregated in special reserve bank accounts at JPMorgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations. On the second business day of each month, if required, this amount is adjusted based upon the month-end calculation. On January 3, 2007, the $417.5 million of cash segregated in compliance with federal regulations as of December 31, 2006 was decreased by $7.6 million to $409.9 million.

Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents – Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of securities borrowed from broker-dealers (see *Securities Borrowed and Loaned* below). In addition, the Company services some of its securities customer accounts through Bear, Stearns Securities Corp. and its futures and forex customer accounts through R.J. O'Brien & Associates and Gain Capital, Inc., respectively, on a fully disclosed basis. These clearing agents provide services, handle the Company's customers' funds, hold securities, futures and forex positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. (See *Brokerage Commissions and Other Brokerage Fees* below, and Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.)

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also prescribes guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) in the year of adoption. The Company believes that the adoption of FIN 48, effective January 1, 2007, will not have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim statements within those years. The Company believes that the adoption of SFAS 157 will not have a material impact on its financial statements.

The Company adopted SFAS 123R, effective January 1, 2006. SFAS 123R, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*, supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows*. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro forma disclosure is no longer an alternative. The Company has adopted the fair value provisions of SFAS 123R using the modified-prospective-transition method. Under the modified-prospective-transition method of adoption, compensation cost is recognized for all stock-based awards issued after the effective date, and for the portion of outstanding awards for which the requisite service has not yet been rendered (i.e., stock-based awards granted prior to the effective date, but not yet vested as of the effective date). Under this method of transition, results for prior periods are not restated.

2. Summary of Significant Accounting Policies (continued)

The Company adopted SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS 154), effective January 1, 2006. SFAS 154, which is a replacement of APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, provides guidance on accounting for, and reporting of, accounting changes and error corrections. It requires a voluntary change in accounting principle to be applied retrospectively to all prior periods' financial statements as if the principle had always been applied. Previously, voluntary changes in accounting principles were required to be recognized by including the cumulative effect of changing to the new accounting principle in net income during the period of change. The adoption of SFAS 154 did not have any impact on the Company's financial statements.

The Company adopted the guidance of SEC Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* as of December 31, 2006. SAB No. 108 addresses the diversity in practice by registrants when quantifying the effect of an error on the financial statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements by requiring public companies to utilize a "dual-approach" when assessing the quantitative effects of financial misstatements. This dual approach includes both an income-statement-focused assessment and a balance-sheet-focused assessment. The adoption of the guidance in SAB No. 108 did not have a material impact on the Company's financial statements.

3. Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Amounts receivable from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2006:

Securities borrowed from broker-dealers	$ 33,275,834
Fees and commissions receivable from clearing agents	1,505,136
Securities failed to deliver to broker-dealers and other	85,855
	$ 34,866,825

4. Receivables from Brokerage Customers

Receivables from brokerage customers consist primarily of margin loans to the Company's brokerage customers of approximately $77.0 million at December 31, 2006. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the financial statements. At December 31, 2006, the Company was charging a base margin debit interest rate of 8.25% per annum on debit balances in brokerage customer accounts.

"Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of the NASD, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

5. Property and Equipment, Net

Property and equipment, net, consist of the following as of December 31, 2006:

	Estimated Useful Life in Years	
Computers and software	3-5	$ 715,908
Furniture and equipment	3-7	1,360,606
Leasehold improvements	5-10	396,078
		2,472,592
Accumulated depreciation		(1,483,621)
		$ 988,971

6. Deposits with Clearing Organizations

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of December 31, 2006, the Company had interest-bearing security deposits totaling approximately $20.2 million with clearing organizations for the self-clearing of stock trades and standardized equity option trades. Deposits are recorded at market value.

7. Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*, which totaled approximately $28.7 million for the year ended December 31, 2006. The Agreement also calls for the Company to pay monthly fees for administrative services and advertising and promotional services which totaled approximately $1.7 million and $795,000, respectively, for the year ended December 31, 2006.

The amount due to Group companies represents the net amount of various transactions, including amounts due under the Agreement and the expense-sharing agreement. These amounts are non-interest bearing, have no defined repayment terms, and are expected to be repaid primarily through future profits earned by the Company.

Certain directors and executive officers of the Company maintain margin accounts with the Company. There were no margin loans to directors or executive officers outstanding as of December 31, 2006.

8. Payables to Brokerage Customers

At December 31, 2006, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $516.6 million. These funds are the principal source of funding for margin lending. At December 31, 2006, the Company was paying interest at the rate of 1.25% per annum on cash balances in excess of $10,000 in brokerage customer accounts.

9. Stock-Based Compensation

Stock Plans

On December 29, 2000, the Company's 1999 Stock Option Plan (the 1999 Plan) was replaced by the Parent Company's incentive stock plan. Each option issued under the 1999 Plan was assumed and converted to 1.7172 options to purchase the Parent Company's common stock at the original exercise price divided by 1.7172. All option grants subsequent to December 29, 2000 have been in accordance with the Parent Company's incentive stock plan, which states that the exercise price of incentive stock options granted may not be less than the fair market value at the date of grant and their terms may not exceed ten years. The options issued generally vest over a five-year period.

Stock Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R using the modified-prospective-transition method. Under the modified-prospective-transition method of adoption, compensation cost is recognized for all stock-based awards issued after the effective date of adoption, and for the portion of outstanding awards for which the requisite service has not yet been rendered (i.e., the portion of stock-based awards granted prior to the effective date of adoption that were not vested as of the effective date). Under this method of transition, results for prior periods are not restated.

The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The determination of the fair value of stock option awards on the date of grant using an option-pricing model is affected by the market price of the Company's stock, exercise price of an award, expected term of award, volatility of the Company's stock over the term of the award, risk-free interest rate and expected dividend yield. Separate assumptions are used for employee options (which vest over a five-year period) and non-employee director options (which vest over a three-year period).

The expected term of all options granted is estimated by taking a weighted average of the following factors: (i) the historical holding term from grant date to exercise date; (ii) the historical holding term from grant date to post-vest cancellation date; and (iii) the projected term for the outstanding options based on a midpoint scenario whereby all vested options would be exercised midway between the valuation date and the contractual term. The expected volatility assumptions are based upon a cumulative look-back of historical volatility calculated on a daily

9. Stock-Based Compensation (continued)

basis over the expected term of an award. The risk-free interest rate used in the option valuation model is based upon the U.S. Treasury note yield with a remaining term similar to the expected term of the particular options awarded. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, an expected dividend yield of zero is used in the valuation model.

In accordance with SFAS 123R, the Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data to estimate pre-vesting option forfeitures are used, and stock-based compensation expense is recorded only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

The assumptions used to estimate the fair value of each option grant on the date of grant using the Black-Scholes model are as follows:

Risk free interest rate	4.0 – 5.0%
Dividend yield	–
Volatility ranges	70.0 – 75.0%
Weighed-average volatility	74.0%
Weighted average life (years)	5.8

As of December 31, 2006, there was total unrecognized compensation cost of approximately $1.7 million related to non-vested stock-based payments granted to the Company's employees and non-employee directors. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and is expected to be recognized over 3.1 years.

9. Stock-Based Compensation (continued)

General Stock Option Information

The following table sets forth the summary of option activity under all of the Company's stock option programs for the year ended December 31, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2006	902,540	$ 5.08	6.7	$ –
Granted	95,075	16.31	–	–
Exercised	(205,751)	4.15	–	–
Canceled	(30,436)	7.30	–	–
Transferred	(16,243)	3.29	–	–
Outstanding, December 31, 2006	745,185	$ 6.72	6.3	$ 5,238,451
Exercisable, December 31, 2006	337,704	$ 5.00	4.9	$ 2,954,259

The average fair value of options granted during 2006 was $11.03 per share.

During the year ended December 31, 2006, the intrinsic value (the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option) of stock options exercised was approximately $2.3 million.

During the year ended December 31, 2006, the benefit of tax deductions in excess of recognized compensation costs (realized through additional paid-in capital) from stock option exercises was approximately $2.4 million.

10. Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

11. Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated Federal and Florida income tax returns. NASD reporting requires a broker/dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes payable will be remitted to the Parent Company.

Deferred income tax assets (liabilities) are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets (liabilities) are as follows as of December 31, 2006:

Deferred income tax assets (liabilities):	
Accrued expenses and other	$ 78,014
Stock option expense	2,430
Difference in revenue recognition	22,673
	103,117
Property and equipment depreciation	(12,952)
	$ 90,165

12. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's financial requirement (Regulation 1.17). In September 2004, upon commencement of self-clearing of equities trades, the Company changed its calculation of net capital requirements to the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $250,000 and (ii) 2.0% of aggregate customer debit balances. Customer debit items are a function of customer margin receivables and may fluctuate significantly, resulting in a significant fluctuation in the Company's net capital requirements. At December 31, 2006, the Company had net capital of approximately $56.1 million (47.4% of aggregate debit items), which was approximately $53.7 million in excess of its required net capital of approximately $2.4 million.

13. Commitments and Contingencies

Line of Credit

In June 2005, the Company entered into a loan agreement for a revolving credit facility which provided for borrowings up to $10.0 million. This credit facility expired on June 16, 2006. There were no borrowings under this line of credit, and the Company did not incur any unused line of credit fees through the expiration of this agreement.

Operating Leases

The Parent Company has a ten-year lease expiring in August 2012 (with two five-year renewal options) that commenced in the summer of 2002 for approximately 70,000 square foot corporate headquarters in Plantation, Florida, of which the Company is allocated approximately 50% under its expense-sharing agreement with the Parent Company. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease. In addition, the Company is obligated under non-cancelable operating leases for its recently-opened Chicago office expiring in February 2011 and for office space which the Company no longer occupies, which expired in February 2007. Future minimum lease payments as of December 31, 2006, under all operating leases are as follows:

2007	$ 1,205,728
2008	1,183,255
2009	1,244,915
2010	1,269,333
2011	1,092,156
Thereafter	710,407
	$ 6,705,794

Purchase Obligations

As of December 31, 2006, the Company had various purchase obligations through December 2007 of approximately $1.4 million, related primarily to back office systems and telecommunications services.

13. Commitments and Contingencies (continued)

Litigation and Claims

The Company is engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including matters which are currently pending relating to NASD OATS reporting, short sales procedures and short interest reporting, and two pending NASD arbitrations, incidental to, and part of the ordinary course of, its business. The NASD regulatory matters could ultimately result in censures, sanctions, fines and other negative consequences.

While no assurances can be given, the Company does not believe that the ultimate outcome of any of the above legal matters or claims will result in a material adverse effect on its financial position, results of operations or cash flows.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business.

Management Continuity Agreements

In December 2005, the Parent Company entered into management continuity agreements with two of the Company's executive officers. Each management continuity agreement provides for potential severance payments during the 100-day period following a change in control, as defined in the agreement, in an amount equal to up to two years of the executive's annual compensation (in the aggregate, approximately $1.4 million). The management continuity agreements do not commit the Company to retain any executive's services for any fixed period of time, do not provide for severance payments unless the Parent Company undergoes a change in control, and do not represent new hires or appointments, as each executive has been serving in their current position for several years.

13. Commitments and Contingencies (continued)

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that are collateralized by cash and futures positions in the customers' accounts. In all cases, such transactions may expose the Company to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to manage the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of clearing agents. The Company and its clearing agents monitor required margin levels on an intra-day basis and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary. (For further discussion, see Note 4 – Receivables From Brokerage Customers.)

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral as needed.

13. Commitments and Contingencies (continued)

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.